April 4, 2013

Tracey Smith, Staff Accountant

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	M.D.C. Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed January 31, 2013
File No. 001-08951

Dear Ms. Smith:

We are providing this response to the comments contained in the Staff’s letter dated March 25, 2013 (the “Comment Letter”) to John M. Stephens, the Chief Financial Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).

Response to Comment Letter

Our responses to your specific comments are below. For your convenience, we have restated them in italics and keyed our responses to the numbering and headings used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19 / Homebuilding, page 21

Comment

1.	We note that the warranty expense recognized for the homes sold during fiscal year 2012 is materially less than the warranty expense recognized for the homes sold during fiscal years 2011 and 2010 as compared to home cost of sales. We note your explanation for the decline in the warranty accruals for fiscal years 2011 and 2010. However, no explanation has been provided for the continued decrease for fiscal year 2012, even though there has been a significant increase in homes sold and an increase in the cost of construction materials and labor. Please provide us with a detailed understanding as to how you determined that your warranty costs for homes sold have significantly declined. Please also provide us with the disclosures you intend to include in future filings.

Response:

With respect to analyzing our warranty accrual and warranty expense provision rates, we look at a number of different factors, including warranty payment experience for past close of escrow years which have had 10 years of warranty payment experience (the maximum period of our warranty) and warranty payment experience on more recent close of escrow years which have not yet had a full tail of experience. These analyses are reviewed and updated quarterly by the Company based on changes in payment trends and other factors.

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

In 2006, we began the implementation of an initiative called Customer Experience (“CE”), which focused on improving the quality of our homes and the overall customer homebuying experience, including ensuring that our homes were “move-in ready” before delivering the homes. One expected benefit of the CE program was a reduction in our warranty costs. Once the program was fully implemented, we began to realize a steady reduction in our warranty payment experience, which led us to (1) reduce our warranty expense provision rate in each of 2010, 2011 and 2012, and (2) make direct adjustments to our warranty accrual in 2010 and 2011, in conjunction with our standard quarterly analysis. At the beginning of 2012, we updated our warranty expense provision rate analysis and, as a result, lowered our warranty expense provision rate from 2011, reflecting the continued benefits being realized as a result of our CE program. We do not believe the impact of the reduction in our warranty expense provision rate was material in 2012 as it only represented 20 basis points of the total 230 basis point increase in our gross margin percentage from home sales. As such, we did not include a discussion of this decrease to our rate in our MD&A. However, the adjustments made to our warranty accrual in 2010 and 2011 were material to our gross margin from home sales and therefore merited discussion in our previous disclosures for gross margins on pages 23 and 24 of our MD&A.

Furthermore, as part of the process of performing our standard quarterly analysis to review the warranty accrual during 2012, we determined that no additional accrual adjustments were necessary in 2012, which coincided with the stabilization in our warranty provision rate during 2012, consistent with the continued benefits being realized from our CE program. It should also be noted that similar warranty provision rates from 2012 continue to be consistently applied by the Company during the first quarter of 2013, reflecting the continued stability in our warranty payment experience.

In response to modifying our disclosures in future filings, the Company would have modified our MD&A gross margin disclosure on pages 23 and 24 as follows (new disclosures are indicated in bold text):

“Gross margin from home sales for the year ended December 31, 2012 was 15.4%, up 230 basis points from 13.1% for the year earlier period. The increase in gross margins was primarily due to reduced incentives and increased prices in many of our markets, particularly in Arizona and Nevada. In addition, the gross margins were impacted in part by a reduction in impairment charges from $13.0 million in the year ended December 31, 2011 to $1.1 million in the year ended December 31, 2012, partially offset by a $6.4 million benefit recorded in 2011 from the settlement of a construction defect claim and the impact of project close-out adjustments. In addition, 2011 benefited from a $5.5 million warranty accrual reduction, while 2012 did not include a warranty accrual reduction due to the stabilization in our warranty payment experience as a result of our continued realization of the benefits of our improved customer service and related controls over our warranty expenditures.

Gross margin from home sales of 13.1% for the year ended December 31, 2011 was down 370 basis points from 16.8% in 2010. The decrease was attributable to a reduction in positive adjustments to warranty reserves as there was a $5.5 million benefit to gross margin from home sales from reductions to warranty accruals for the year ended

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

December 31, 2011 versus a $20.8 million benefit for the year ended December 31, 2010. The adjustments in both years relate to favorable warranty payment experience relative to our estimates at the time of home closings, driven by, among other things, a tighter focus and controls over our warranty expenditures, a significant drop in sales volumes over the last several years, which resulted in fewer homes under warranty, and better quality controls and construction practices. The adjustment in 2011 was significantly smaller than in 2010 as our warranty payment experience started to stabilize.”

Financial Services, page 32

Comment

2.	We note the factors that you disclose as contributing to the material increase in revenues and pretax income recognized for fiscal year 2012. In accordance with Item 303(a)(3)(i) of Regulation S-K, please disclose the amount by which each factor contributed to the increase (or decrease) in revenues and pretax income in future filings.

Response:

In future filings, we will expand our disclosures to include amounts by which each factor contributed to increases or decreases in revenues and pretax income in accordance with Item 303(a)(3)(i) of Regulation S-K.

Comment

3.	Please expand your discussion and analysis of the Financial Services pretax income to provide investors with additional clarity as to why the increases in your three main revenue streams related to your mortgage business along with the $7.7 million decrease in your loan loss reserve resulted in the large increase in your profit margin – 60.8% for fiscal year 2012 as compared to 12.1% for fiscal year 2011. Please provide us with the disclosure you would have provided in the 2012 Form 10-K in response to this comment.

Response:

A significant portion of the change in our financial services profit margin percentage relates to the $7.7 million decrease in our loan loss reserve expense. The loan loss reserve expense in 2011 was unusually high due to a settlement with one of our largest mortgage purchasers during that year, as disclosed in further detail on page 32 of our 2012 Form 10-K. A comparison of our profit margin excluding the loan loss reserve expense is shown in the table on the following page.

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

	2012	Margin%	2011	Margin%
	(Dollars in thousands)
Financial services revenue	$46,881		$26,086

Financial services pretax income	$28,498	60.8%	$3,156	12.1%
Add back: loan loss reserve expense	591		8,278

Adjusted financial services pretax income before loan loss reserve expense	$29,089	62.0%	$11,434	43.8%

The remainder of the increase in our financial services profit margin from 2011 to 2012 was driven by favorable mortgage market selling conditions, a decrease in the level of special financing programs that we offered our homebuyers, and increases in the volume of loans locked and originated, which drove increases in the following components of financial services revenue from 2011 to 2012:

•	$7.1 million from the marketing gains on sales of mortgage loans;

•	$4.7 million from the corresponding sale of servicing rights associated with those mortgage loans; and

•	$2.3 million from origination income.

These increases in revenue did not significantly increase our financial services costs, resulting in the remaining expansion of financial services profit margin from 2011 to 2012.

In response to this comment, we would have provided the following disclosure in the 2012 Form 10-K (new disclosures are indicated in bold text):

“We reported financial services pretax income of $28.5 million for the year ended December 31, 2012, compared to pretax income of $3.2 million for the year ended December 31, 2011. The increase in our financial services pretax income was driven primarily by a year-over-year increase of $23.5 million in our mortgage operations pretax income of $23.9 million for the year ended December 31, 2012. The improvement in our mortgage operation’s profitability was driven largely by year-over-year increases of: (1) $7.1 million from the marketing gains on sales of mortgage loans; (2) $4.7 million from the corresponding sale of servicing rights associated with those mortgage loans and; (3) $2.3 million from origination income for the year ended December 31, 2012. These increases aggregated $14.1 million and were due to favorable mortgage market conditions, increases in the volume of loans locked and originated, and a decrease in the level of special financing programs that we offered our homebuyers. Our mortgage operation’s profitability for the year ended December 31, 2012 also benefited from a year-over-year decrease in our loan loss reserve expense by $7.7 million due to reduced repurchase and indemnity claims received from third-party purchasers of our mortgage loans and reductions in settlement claims paid by HomeAmerican. During 2011, the Company’s mortgage subsidiary entered into various settlements with third parties concerning claims and potential claims to repurchase certain previously sold mortgage loans, which resulted in an increase in its loan loss reserve of $8.0 million. Because many components of the expenses for our financial services operations do not change in direct relation to revenues, the increase in our

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

financial services revenue, combined with a decrease in loan loss reserve expenses, caused a significant increase in our financial services profit margin percentage. The balance of our financial services pretax income, which consisted of income from our insurance and title operations, was $4.6 million for the year ended December 31, 2012, as compared with $2.8 million for the year ended December 31, 2011.”

Consolidated Statements of Operations and Comprehensive Income, page F-4

Comment

4.	In future filings, please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) in accordance with ASC 220-10-45-12.

Response:

In future filings, we will disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) in accordance with ASC 220-10-45-12.

1. Summary of Significant Accounting Policies, page F-7 / Warranty Reserves, page F-11

Comment

5.	In future filings, please disclose the period over which you offer warranties for the homes that you have sold, as this is a factor in determining your warranty accrual.

Response:

In future filings, we will add the below noted disclosure to our warranty reserve significant accounting policy starting on page F-11 of the notes to consolidated financial statements, consistent with our disclosure in the Business – Narrative Description of Business section.

“Warranty. Our homes are sold with limited third-party warranties that generally provide for ten years of structural coverage, two years of coverage for plumbing, electrical, heating, ventilation and air conditioning systems, and one year of coverage for workmanship and materials. Under our agreement with the issuer of the third-party warranties, we are responsible for performing all of the work for the first two years of the warranty coverage, and paying for substantially all of the work required to be performed during years three through ten of the warranties.”

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

22. Supplemental Guarantor Information, page F-41

Comment

6.	We note that each of your registered notes contain release provisions for your guarantor subsidiaries. We further note your disclosure that all of the guarantees are full and unconditional. In future filings, please provide a description of the release provisions when disclosing that the guarantees are full and unconditional. To the extent that certain of the provisions are suspension of guarantees rather than releases of guarantees, please clarify this and clearly disclose those subsidiaries with suspended guarantees as of the latest balance sheet date. Please provide us with the disclosures you intend to include in your next periodic report.

Response:

In future filings, we will change our disclosures to address this comment. The following are disclosures we will include in our next periodic report (new disclosures are indicated in bold text):

“Supplemental Guarantor Information

Our senior notes are fully and unconditionally guaranteed on an unsecured basis, jointly and severally, by the following subsidiaries (collectively, the “Guarantors”), which are 100%-owned subsidiaries of the Company.

•	M.D.C. Land Corporation

•	RAH of Florida, Inc.

•	Richmond American Construction, Inc.

•	Richmond American Homes of Arizona, Inc.

•	Richmond American Homes of Colorado, Inc.

•	Richmond American Homes of Delaware, Inc.

•	Richmond American Homes of Florida, LP

•	Richmond American Homes of Illinois, Inc.

•	Richmond American Homes of Maryland, Inc.

•	Richmond American Homes of Nevada, Inc.

•	Richmond American Homes of New Jersey, Inc.

•	Richmond American Homes of Pennsylvania, Inc.

•	Richmond American Homes of Utah, Inc.

•	Richmond American Homes of Virginia, Inc.

•	Richmond American Homes of Washington, Inc.

The senior note indentures do not provide for a suspension of the guarantees, but do provide that any Guarantor may be released from its guarantee so long as (1) no default or event of default exists or would result from release of such guarantee, (2) the Guarantor being released has consolidated net worth of less than 5% of the Company consolidated net worth as of the end of the most recent fiscal quarter, (3) the Guarantors released from their guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit the cure of a default) of the Company’s consolidated net worth as of the end of the most recent fiscal quarter, (4) such release would not have a material adverse effect

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

on the homebuilding business of the Company and its subsidiaries and (5) the Guarantor is released from its guarantee(s) under all Specified Indebtedness (other than by reason of payment under its guarantee of Specified Indebtedness). “Specified Indebtedness” means indebtedness under the senior notes and the Company’s Indenture dated as of December 3, 2002, and any refinancing, extension, renewal or replacement of any of the foregoing.

We have determined that separate, full financial statements of the Guarantor Subsidiaries would not be material to investors and, accordingly, supplemental financial information for the Guarantor and Non-Guarantor Subsidiaries is presented below.”

Comment

7.	We note your list of subsidiaries that guarantee your senior notes versus those subsidiaries that do not guarantee your senior notes. However, there are 19 subsidiaries listed in Exhibit 21 to your Form 10-K that are not included on either list. In future filings, please reconcile these potentially conflicting statements and revise your disclosures, as appropriate.

Response:

Please see our response to Comment 6 above for the disclosures we intend to include in our future filings. In previous filings we had listed our primary operating subsidiaries that are not guarantors. In future filings, we will list only the subsidiaries that have guaranteed our senior notes.

Comment

8.	We note that you have included the parent’s intercompany receivable as a liability. Article 3-10(i)(1) of Regulation S-X notes that the condensed consolidating financial information is to be presented following the guidance in Article 10-01 of Regulation S-X. As such, it is unclear how you determined that the presentation of an asset in the liabilities section of the balance sheet is appropriate. Please revise this presentation in future filings or advise by providing us with the US GAAP and/or Regulation S-X guidance that allows such a presentation.

Response:

In future filings, we will present all intercompany receivables and payables gross in either assets or liabilities in the supplemental condensed combining balance sheets in accordance with Article 3-10(i)(1) of Regulation S-X.

Comment

9.

We note that the parent has no operating activities for any of the periods presented. We further note that the parent has recognized positive operating cash flows for fiscal years 2012 and 2010. In comment 10 in our letter dated June 12, 2012, we questioned the operating cash flow presentation for the parent. In your letter dated June 25, 2012, you attributed the positive operating cash flows to federal income tax refunds received during fiscal year 2010 and to interest income received. From the reconciliations from net income (loss) to operating cash flows

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

you provided in your letter, it appears as though you are not recognizing the equity income (loss) of subsidiaries that is included in net income (loss) of the parent as a non-cash item. We note from the financing activities presentation for the guarantor and non-guarantor subsidiaries that no dividends were paid to the parent for any periods presented. As such, it is unclear why you have not removed the equity income (loss) of subsidiaries as a non-cash item for purposes of arriving at operating cash flows for the parent. Please advise. Please also provide us with a reconciliation for net (loss)/income and operating cash flows for the parent, guarantor subsidiaries, and non-guarantor subsidiaries for fiscal year 2012.

Response:

We have historically presented the operating cash flows for MDC including the equity in earnings of affiliates as we believed presentation in the elimination column provided the reader with a better understanding of the activity related to affiliates. In future filings however, we will remove equity in earnings of affiliates from the parent’s operating cash flows. Included below is the reconciliation as requested for 2012.

	MDC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated MDC
Operating Activities:
Net income (loss)	$62,699	$56,641	$25,195	$(81,836)	$62,699
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation expense	14,654	445	1,126	—	16,225
Inventory impairments	—	1,105	—	—	1,105
Amortization of deferred marketing costs	—	12,542	298	—	12,840
Write-offs of land option deposits and pre-acquisition costs	—	549	189	—	738
Depreciation and amortization	3,973	397	396	—	4,766
Equity in earnings of affiliates	(81,836)	—	—	81,836	—
Other non-cash items	511	—	85	—	596
Net changes in assets and liabilities:					—
Restricted cash	—	(1,192)	—	—	(1,192)
Home sales and other receivables	2,176	(6,106)	(2,293)	—	(6,223)
Mortgage loans held-for-sale, net	—	—	(41,618)	—	(41,618)
Housing completed or under construction	376	(188,858)	(23,672)	—	(212,154)
Land and land under development	358	20,580	(5,624)	—	15,314
Prepaid expenses and other assets, net	1,184	(8,115)	(2,163)	(96)	(9,190)
Accounts payable and accrued liabilities	(2,134)	40,338	8,975	96	47,275

Net cash provided by (used in) operating activities	$1,961	$(71,674)	$(39,106)	$—	$(108,819)

Exhibit 12

Comment

10.	In future filings in which you provide this exhibit, please remove any ratios with less than one-to-one coverage. Refer Instruction 2.A. to Item 503(d) of Regulation S-K for guidance.

Response:

In future filings, we will remove all ratios with less than one-to-one coverage.

Tracey Smith, Staff Accountant

United States Securities and Exchange Commission

April 4, 2013

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact John Stephens at (303) 804-7714.

Sincerely,

/s/ John M. Stephens	/s/ Michael Touff
John M. Stephens	Michael Touff
Senior Vice President and	Senior Vice President and
Chief Financial Officer	General Counsel